Exhibit 28.1

                     STATEMENT OF MATERIAL SUBSEQUENT EVENTS


           Telco Communications, Inc.  December 31, 1996  Form 10-KSB    Page 23

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                     STATEMENT OF MATERIAL SUBSEQUENT EVENTS

     The following events occurring subsequent to the date of this Report are deemed material and are disclosed as follows:

          (1) Officers and Directors

     On January 15, 1997, a Majority of Shareholders met and resolved to re-elect existing directors and to elect James G. Mitchell additional Director. On or about October 3, 1997, James G. Mitchell resigned as director and officer of the issuer, citing the press of other business commitments.

          (2) Change of Par Value

     On January 15, 1997, a Majority of Shareholders met and resolved to authorize a change of the name of the Corporation to Innovest Capital Sources Corporation.

          (3) Change of Par Value

     On or about September 25, 1997, the Issuer amended its articles to change the par value to "no par".

          (4) Intention to Reverse Split

      The Company intends to propose to shareholders a reverse split of the Company's common stock by which every fifty shares would become one share; provided that no shareholder owning 100 shares or more would be reduced below 100 shares. The reason for such a reverse is with a view to attracting a business acquisition in order to achieve some profitability to the company and value for shareholders. The Company presently is authorized to issue 50,000,000 shares and has 50,000,000 shares issued and outstanding. The result of the reverse is that the company's 50,000,000 shares issued would become 1,000,000 shares, so the additional shares would become available to purchase assets and business for stock, without the need of raising additional capital. While the reverse itself would result in no dilution of any shareholder's percentage ownership, other than possibly the principal shareholder, any acquisition for stock would result in dilution of present percentage ownership.

          (5) Stock for Services following Reverse Split to be proposed

      The Company has incurred legal, professional and consulting fees and expenses in the amount of $134,410.00 in connections with matters arising since emergence from Bankruptcy. The Company intends to propose to shareholders to pay for these services with stock rather than cash. The stock to be proposed to be issued would be post-reverse. Accordingly, after the pre-reverse 50,000,000 shares would become 1,000,000 post-reverse, and if the 5,000,000 shares be approved and issued, the total issued and outstanding, post-reverse would then be 6,000,000 shares.

          (6) Proposed Change of Name and Place of Incorporation

      The Company intends to propose to shareholders, first to reorganize the corporation formally, changing its name and moving its place of incorporation from Colorado to Delaware, and second, to acquire certain potentially valuable business opportunities, assets and businesses for the resulting merged entity.

      The Issuer is considering a Plan of Reorganization by which Innovest Capital Sources Corporation and Solar Energy Ltd. would merge, Solar would survive the Merger, the shareholders of Innovest would become the shareholders of Solar, share for share, and the situs of the merged entity would remain in Delaware, having acquired the operational history of Innovest, and the corporate existence of Innovest would continue in and through Solar, and only in and through Solar Energy Ltd.


           Telco Communications, Inc.  December 31, 1996  Form 10-KSB    Page 24

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     While Solar Energy Ltd. (the Corporation into which this Company may merge)
has acquired an assignment, in principle only, of an agreement (entitled "Offer to Purchase" dated June 23, 1997) to acquire Hydro-Air Technologies, Inc., a company which has developed certain intellectual property rights with which they intend to generate commercially valuable electric power using the heat of evaporation; these arrangements are extremely tentative and uncertain of consummation. Even if the shareholders approve the transition-merger with Solar, which is not certain, it remains uncertain as well whether Solar and Hydro-Air will arrive at mutually acceptable terms.

           Telco Communications, Inc.  December 31, 1996  Form 10-KSB    Page 25